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                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

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                          SCHEDULE 14D-9
              Solicitation/Recommendation Statement
                   Pursuant to Section 14(d)(4)
              of the Securities Exchange Act of 1934

                        (AMENDMENT NO. 2)

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                     MELAMINE CHEMICALS, INC.
                     (Name of Subject Company)


                     MELAMINE CHEMICALS, INC.
                 (Name of Person(s) Filing Statement)


              Common Stock, $.01 par value per share,
          and associated Preferred Share Purchase Rights
                 (Title of Class of Securities)

                              585332
              (CUSIP Number of Class of Securities)

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                          Wayne D. DeLeo
            Vice President and Chief Financial Officer
                     MELAMINE CHEMICALS, INC.
                        Highway 18 West
                 Donaldsonville, Louisiana 70346
                        (504) 473-3121
 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

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                         WITH A COPY TO:
                        L. R. McMillan, II
      JONES, WALKER, WAECHTER, POITEVENT, CARRERE & DENEGRE,  L.L.P.
                      201 St. Charles Avenue
                 New Orleans, Louisiana 70170-5100
                         (504) 582-8000

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     This  Amendment  No.  2 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on October 15, 1997, as amended by Amendment No. 1 filed on October 31, 1997 (as amended, the "Schedule 14D-9"), of Melamine Chemicals, Inc., a Delaware corporation (the "Company"), relating to a tender offer commenced on October 15, 1997 by MC Merger Corp. ("Offeror"), a wholly owned subsidiary of Borden Chemical, Inc. ("Parent").

     All capitalized terms used but not otherwise defined herein have the meanings attributed to them in the Schedule 14D-9.


     ITEM 2. Tender Offer of the Bidder of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

ITEM 2.  Tender Offer of the Bidder.

     The Merger Agreement was amended by an Amendment to Agreement and Plan of Merger, dated as of November 10, 1997, among Parent, Offeror and the Company, and guaranteed by Borden (the "Amendment"). The
Amendment allows the Company to make payments to the holders of terminated or canceled stock options within sixty days after the consummation of the Offer rather than immediately thereafter. As used herein, the term "Merger Agreement" shall mean the Merger Agreement as so amended.


     ITEM 3. Identity and Background -- The Merger Agreement -- Company Stock Plans of the Schedule 14D-9 is hereby amended to read in its entirety as follows:

ITEM 3.   Identity and Background.

The Merger Agreement

     Company Stock Plans. The Merger Agreement provides that under the terms of the Company's Amended and Restated Long-Term Incentive Plan, effective July 31, 1987 (the "1987 Incentive Plan"), outstanding options granted thereunder will terminate upon the consummation of the Offer. In exchange for their terminated options, the option holders will be entitled to payment, within 60 days thereafter, of an amount in cash equal to (i) the excess of the Offer Price over the per share exercise price of the option multiplied by (ii) the number of Shares that would have been received upon exercise of the terminated option. As of October 10, 1997, executive officers of the Company as a group held options under the 1987 Incentive Plan to purchase an aggregate of 215,000 Shares, of which 168,334 were vested.

     Additionally, the Merger Agreement provides that under the Company's 1996 Long-Term Incentive Plan, effective September 9, 1996 (the "1996 Incentive Plan"), all outstanding options granted thereunder accelerated and became fully exercisable upon the Board's approval of the Offer and the Merger on October 9, 1997. In accordance with the terms of the Merger Agreement and the 1996 Incentive Plan, the Company will cause the Personnel and Compensation Committee of the Board to cancel all outstanding options granted under the 1996 Incentive Plan, upon consummation of the Offer, and will pay to each holder of such canceled options, within 60 days thereafter, an amount in cash equal to the product of (i) the excess of the Offer Price over the per share exercise price of each of the canceled options, multiplied by (ii) the number of Shares that would have been received upon exercise of the covered canceled options. As of October 10, 1997, executive officers and directors of the Company as a group held options granted under the Company's 1996 Incentive Plan to purchase an aggregate of 77,453 Shares, all of which were vested.


     ITEM 9. Material to be Filed as Exhibits of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

ITEM 9.   Material to be Filed as Exhibits.

Exhibit No.

(c)(8) Amendment to Agreement and Plan of Merger, dated as of November 10, 1997, by and among the Company, Parent and Offeror.



                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 1997            MELAMINE CHEMICALS, INC.


                                   By:  /s/ Frederic R. Huber
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                                        Frederic R. Huber
                                        Chief Executive Officer